Exhibit 99.2

[Letterhead of Goldman Sachs & Co. LLC]

June 9, 2017

Transaction Committee of the Board of Directors

Reynolds American Inc.

401 North Main Street

Winston Salem, NC 27101

Re: Amendment No. 3 to the Registration Statement on Form F-4 of British American Tobacco p.l.c., filed on June 9, 2017 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our opinion letter, dated January 16, 2017 (“Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than British American Tobacco p.l.c. (“BAT”) and its subsidiaries) of the outstanding shares of common stock, par value $0.0001 per share, of Reynolds American Inc. (the “Company”) of the Consideration (as defined in the Opinion Letter) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 16, 2017, by and among BAT, BATUS Holdings, Inc., an indirect wholly owned subsidiary of BAT, Flight Acquisition Corporation, an indirect wholly owned subsidiary of BAT, and the Company.

The Opinion Letter was provided for the information and assistance of the Transaction Committee of the Board of Directors and the Board of Directors of the Company in connection with their consideration of the transaction contemplated therein. We understand that the Company has determined to include our opinion in the Registration Statement. In that regard, we hereby consent to the reference to our Opinion Letter under the captions “Summary – Opinion of the Transaction Committee’s Financial Advisor,” “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Background of the Merger,” “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Position of BAT and Merger Sub as to the Fairness of the Merger,” “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors—Other Factors Considered by the Transaction Committee and the RAI Board of Directors” and “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of the Transaction Committee’s Financial Advisor” and to the inclusion of the foregoing opinion in the Proxy Statement/Prospectus included in the Registration Statement. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that our Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)